

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
260 Madison Avenue, 8th Floor
New York, NY 10016

> **Re: 1847 Holdings LLC**
> **Registration Statement on Form S-1**
> **File No. 333-285002**
> **Filed February 14, 2025**

Dear Ellery W. Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua